
06014135

Press release

Hypo Real Estate Bank International: Successful completion of € 100 million acquisition financing to SA Docks Lyonnais for the purchase of the Cap West office building in Clichy, west of Paris

Paris/Stuttgart/Munich, 12 May 2006: Hypo Real Estate Bank International announces that it has arranged a € 100 million facility (€ 79 million acquisition financing and € 21 million VAT loan) for SA Docks Lyonnais. The purpose of the facility is to finance the acquisition of "Cap West", an office building in Clichy, west of Paris. The transaction closed on 11th May 2006.

Completed in 2002, Cap West is a 24.000 sq m office and light industrial building comprising 18,777 sq m of office space, 4,592 sq m of light industrial space, a staff restaurant and 357 parking spaces.

Commenting, Harin Thaker, CEO – Europe, said: "This transaction demonstrates Hypo Real Estate Bank International's commitment to accompanying its clients, including in the French SIIC listed sector, in executing their development strategy."

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press release

Hypo Real Estate Bank International (Stuttgart) issues Senior Unsecured Benchmark

- **Senior Unsecured Floater with an issue volume of € 1 bn**
- **Reoffer spread: 23 bp above 3-Month- Euribor**
- **ISIN: XS0255101270**
- **Maturity: 24.05.2011**

Stuttgart/Munich, 17 May 2006: Hypo Real Estate Bank International AG (Stuttgart) has issued a Senior Unsecured Benchmark.

The Benchmark issue has a volume of € 1 billion. It has a maturity of 5 years and a coupon of 3 Month Euribor +20 bp. The reoffer spread is 23 bp above 3 month Euribor. The smallest tradable unit is € 50,000. The issue will be listed at the Luxemburg stock exchange. The lead managers are: Barclays Capital, BNP Paribas, Deutsche Bank, HVB in cooperation with UBM.

Hypo Real Estate Bank International AG, Stuttgart

The **Hypo Real Estate Bank International AG**, Stuttgart, is part of the **Hypo Real Estate Group** (HREG) one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Telephone: +49 (0) 89 203007 781
Telefax.: +49 (0) 89 203007 772
Email: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Press release

Hypo Real Estate Capital Corporation closes $ 206.5 Million Construction Loan for NYC Condominium Property

New York, Munich, 18 May 2006 Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International AG and one of the leading financial institutions in the United States commercial real estate industry, closed a $ 206.5 million loan for the construction of a mixed-use, luxury condominium property on Manhattan's Upper West Side on May 9, 2006.

The property is being developed by Clarett Capital, LLC, a joint venture between The Clarett Group and Prudential Real Estate Investors, along with ING/Clarion.

The new 27-story condominium to be built at the southeast corner of West End Avenue and West 70th Street, will include 191 luxury apartment homes totaling 210,213 net square feet, 27,000 square feet of retail space and a 76-car parking garage. Located in one of Manhattan's most sought-after residential neighborhoods, this prestigious building will boast amenities including 24-hour door and concierge service, a state of the art fitness center, playroom, outdoor recreation terrace, billiard room, media lounge and dining salon with catering kitchen for private functions. Apartment units will feature the highest quality design and finishes.

The construction loan announced today marks the second time in less than a year that Hypo Real Estate Capital Corporation has financed a Clarett Capital project in Manhattan. In December 2005, the company announced a $ 138.7 million loan for the construction of a luxury residential tower at 11 East 29th Street.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

"We're very pleased to be working with Clarett Capital again," said Evan Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "We're also proud that Clarett returned to Hypo Real Estate for this loan as it underscores the quality of relationship we have built with this important client. Clarett needed a rapid turnaround and certainty of execution and based on their experience with our quality of service came to us knowing we have the resources, flexibility and seasoned professional staff to close on schedule."

Notes to editors:

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International AG, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital Corporation provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $ 22 billion of loans. Headquartered in New York, Hypo Real Estate Capital Corporation is active in all markets across the U.S.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Doris Linder
Phone: +49 (0) 89 203007 774
Fax: +49 (0) 89 203007 772
E-mail: doris.linder@hyporealestate.com